UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 19, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 23/Nov to 27/Nov

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Alexandre de Oliveira Dal Forno – Head of IoT and Corporate Products

Event: 17th edition of the National Week of Science and Technology

Date and time: November 25th, 2020, at 2:00 p.m.

Link: https://www.youtube.com/channel/UC7N7s1Vf4L2i-9Z8uuKhIrA

Topics to be discussed: Lectures with Innovation and Technology specialists in the field and presentation of innovative ideas built by students from public schools located in the interior of the city of Teresópolis.

Alexandre Coutinho – Director of Billing Management

Event: Webinar Saphety | Digital Transformation in Billing: Telcos and Utilities

Date and time: November 25th, 2020, at 11:00 a.m.

Link: https://primetime.bluejeans.com/a2m/register/xybejete

Topics to be discussed: Innovation and digital transformation in the customer experience journey.

Alexandre de Oliveira Dal Forno – Head of IoT and Corporate Products

Event: II FATI CODECAM

Date and time: November 25th, 2020, at 9:00 p.m.

Link: http://fati.codecam.org.br/

Topics to be discussed: Connectivity in the Field and IOT.

Gustavo Baptista Alves – Senior Director of Administrative & Tax Services

Event: ABDF 2020 - V Congresso Internacional de Direito Tributário do Rio De Janeiro

Date and time: November 27th, 2020, at 2:00 p.m.

Link: https://abdf.com.br/evento/congresso-abdf-2020/

Topics to be discussed: The insertion of Telecom operators in new businesses. The "Digital Courage" that moves and reinvents the sector and its tax challenges.

Rio de Janeiro, November 19th, 2020.

TIM S.A. Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 19, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer